Exhibit 21.1

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.

SUBSIDIARIES

Subsidiary	Jurisdiction or State of Organization
Allscripts Holdings, LLC	Delaware
Allscripts Holdings 2, LLC	Delaware
Coniston Exchange, LLC	Delaware
Allscripts Healthcare US, LP	Delaware
Allscripts Healthcare, LLC	North Carolina
Allscripts Managed Services, LLC	Delaware
Allscripts Software, LLC	Delaware
Allscripts Canada Corporation	Canada
Allscripts Healthcare International Holdings, LLC	Delaware
Allscripts (Mauritius) Limited	Mauritius
Allscripts (India) Private Limited	India
Allscripts Healthcare IT (Malaysia) SDN. BHD.	Malaysia
Allscripts Healthcare IT (Singapore) PTE. LTD.	Singapore
Allscripts Healthcare IT (Australia) PTY. LTD.	Australia
Allscripts Healthcare (IT) UK LTD.	United Kingdom
dbMotion, Ltd.	Israel
dbMotion, Inc.	Delaware
dbMotion (UK) Limited	United Kingdom
Oasis Medical Solutions Limited	United Kingdom